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                              January 26, 2024

       Christina Maier
       First Senior Vice President and Chief Financial Officer
       Carver Bancorp, Inc.
       75 West 125th Street
       New York, NY 10027

                                                        Re: Carver Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2023
                                                            File No. 001-13007

       Dear Christina Maier:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended March 31, 2023

       Lending Activities, page 6

   1. We note the tabular disclosure on page 7 detailing the composition of your loan portfolio.
                                                        Given the significance
of your multifamily real estate loans and commercial real estate loans in your total
loan portfolio, please revise future filings to further disaggregate the composition of these
loan portfolios, by separately presenting owner and non-owner occupied, by borrower
type for commercial real estate loans (e.g., by office, hotel, etc.)
                                                        and other
characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy
rates, etc.) material to an investor   s understanding of these loan
                                                        portfolios. In
addition, revise to describe the specific details of any risk management policies, procedures or
other actions undertaken by management in response to the current environment.
       Deposits, page 18

   2. We note your disclosure on page 46 that deposits decreased by 4.4% from March 31, 2022 to March 31, 2023
primarily related to a withdrawal by one customer. Please tell us and
 Christina Maier
Carver Bancorp, Inc.
January 26, 2024
Page 2
      revise future filings to disclose and quantify any significant concentrations (e.g. by geography or type of depositor) in your deposits to allow investors to better understand the risks, and consider providing a description of how management is managing the risk.
      Please refer to ASC 275-10-50-16.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-3294
with any questions.



                                                          Sincerely,
FirstName LastNameChristina Maier
                                                          Division of
Corporation Finance
Comapany NameCarver Bancorp, Inc.
                                                          Office of Finance
January 26, 2024 Page 2
cc:       Marc Levy, Esq.
FirstName LastName